February 8, 2005


Christopher Maus
President and Chief Executive Officer
Lifestream Technologies, Inc.
510 Clearwater Loop
Suite 101
Post Falls, ID  83854

Re:	Lifestream Technologies, Inc.
	Registration Statement on Form SB-2
	File No. 333-121991
      Filed on January 12, 2005

Dear Mr. Maus:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2
Fee Table
1. We note the paragraph following the footnotes to the fee table and the debenture conversion event described in the fifth bullet point on page 23. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by
Rule 416 of the Securities Act; Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon conversion or exercise in the event that the company subsequently issues securities at a price lower than the applicable conversion price of the debentures. Please supplementally confirm our understanding that in the event such an adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Also, please revise this paragraph below the fee table to track the language of Rule 416.
Risk Factors - Page 3
2. Please revise the third, fourth and last sentences of the introductory paragraph and the first sentence of the last paragraph of this section to remove any implication that you have not disclosed any material risk factors.

Our continued sale of equity securities - Page 4
3. Disclose the number of shares of common stock that underlie all outstanding obligations.
We remain dependent upon Roche Diagnostics GmbH - Page 5
4. Please quantify the amount of royalties Roche believes it is entitled to receive in relation to the optics technology and the amount of royalties you have proposed to pay Roche.
Government regulation may delay or prevent - Page 6
5. We note your disclosure that compliance with federal and state regulations is subject to "one`s interpretation." With a view toward revised disclosure, please provide us your basis for the statement.

Forward-Looking Statements - Page 9
6. Please remove the reference to statutes that are not applicable to penny-stock issuers.
Business

Cholesterol Monitor - Page 10
7. We note your reference to the NCEP. Please revise to clarify whether this is a government agency and the significance of meeting the guidelines set forth by the NCEP.

Consumer Marketplace - Page 10
8. Please provide supplemental support for the information attributed to the American Heart Association and the NCEP, and tell us whether the data comes from publicly available reports. Also tell us whether you commissioned the reports.
9. Clarify whether your product provides sufficient data to satisfy the recommended testing cited in this section.

Sales and Marketing Efforts - Page 11
10. We note in your Government Regulatory Environment disclosure that you are subject to foreign regulatory agencies. Please disclose any sales and marketing conducted abroad.
11. Please update the disclosure relating to your outstanding obligation to advertise on radio.

Sales Concentrations with Major Customers - Page 11
12. Please name the customers that accounted for more than 10% of your sales during fiscal years 2004 and 2005. Also discuss the events leading to the lost customer mentioned on page F-34.

Principal Vendors and Related Assembly - Page 13
13. Please tell us where you have filed the licensing and manufacturing agreement with Roche as an exhibit. If you have not filed it, please file it or provide your basis for not doing so.
14. We note you were precluded from obtaining test strips from anyone other than Roche through December 2004. Please update this disclosure.

Intellectual Property Rights - Page 14
15. Please disclose the duration of material patents. Also clarify the extent of your products covered by the patents; for example, it is unclear why you disclose that Roche could become your competitor if you own the test strip patents. Disclose the patent and portion of your product line that is affected by the uncertain litigation mentioned on page 20.
16. Please explain the meaning of the term PCT.

Governmental Regulatory Environment - Page 15
17. Disclose your experience with obtaining third-party payments for your products, including reimbursement rates and experience with denied reimbursement.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 18

Consolidated Results of Operations - First Fiscal 2005 Quarter -
Page
19
18. Please explain more completely the reasons for material
changes
in line items throughout the MD&A discussion.  Also, if more than one
factor contributed to the change, quantify the extent to which the various factors contributed to the change. We note, for example, the increases in net sales and non-operating income and expenses, each in
the 2005 quarter, and the decrease in salaries expense, increased costs for the board of directors included in the general and administrative expenses, each in fiscal year 2004.
19. Refer to your discussion of depreciation and amortization. We note that you decreased the remaining estimated useful life on your patent from six to three years due to the uncertainty of the
litigation surrounding this patent.   Using the criteria outlined
in
paragraph 11 of SFAS 142 explain why this change is appropriate. In light of the ongoing litigation surrounding this patent, tell us why the carrying amount is not impaired.

Consolidated Results of Operations - Fiscal 2004 - Page 20
20. We note that your sales decreased in part due to the return of test strips with short-term expiration dates and that you determined other such strips were obsolete. Please quantify both the returns and the amount of inventory you declared obsolete. Also, disclose here or in the Business section whether this is an ongoing problem with your inventory of test strips.
21. We note that the decrease in your revenues was primarily attributable to revenue recognized on initial orders from two customers in fiscal 2003. Please revise to explain why these customers decided not to renew their contracts in 2004 and how this will impact revenues going forward.
22. Revise your discussion of gross profit/loss to quantify, to the extent practicable, the impact of any significant factors on gross margin. For example, we note your references to an increased sales return allowance, obsolete inventory, increased royalty expense and no cost inventory provided to a major retailer but you did not tell investors how each factor contributed to the significant decrease in
2004.
23. We note the significant reduction in your inventory allowance; supplementally tell us how you disposed of these items. If by sale please quantify the impact on gross margin. Also please confirm that your inventory valuation policy is in compliance with the guidance set forth in SAB Topic 5-BB.

Consolidated Liquidity and Capital Resources - Page 22
24. Please describe your expected sources of capital and disclose whether you have sufficient cash to carry out operations on both a short-term and long-term basis.
25. We note your disclosure relating to the various financing transactions since 2001. Please revise to disclose whether the same source provided the financing in more than one transaction or whether the same person holds debt or equity securities from more than one transaction.
26. With respect to the February 2004 issuances of securities, we note in the second sentence your reference to "conversions" that appear to have been effected. Please describe those conversions. Also, in the second paragraph of this section, please quantify the number of shares into which the convertible debentures could be converted and the debenture principal outstanding on February 19, 2004.
27. You should cite reasons for the significant increase in your working capital deficiency. You tell investors that your working capital deficiency increased to $1,739,136 from $940,698 during the first quarter but you provide no corresponding analysis. Please revise to expand your current disclosure.

Contractual Obligations - Page 25
28. We note your references to escrowed funds like here and on page
F-15. Please more fully describe the reasons for and terms of the escrow.

Legal Contingencies - Page 28
29. We note in your discussion of results of operations that you are currently a party to a lawsuit relating to patent infringement. Please provide the disclosure required by Item 103 of Regulation S-B.
30. We also note per your press release dated November 22, 2004 that you have reached a settlement of a lawsuit with Polymer Technology Systems. Please describe the terms of the settlement and file the agreement as an exhibit.

Executive Compensation - Page 30
31. We note your disclosure that Mr. Maus and Mr. Siemens currently receive a salary of $150,000 and $125,000, respectively. Please revise to reconcile this disclosure with the disclosure in the table which shows that each of these individuals has received a significantly higher salary than the amounts noted above.

Certain Relationships and Related Transactions - Page 33
32. Please tell us which exhibits govern each of the transactions mentioned in this section. Also, please revise your exhibit index so that the nature of each exhibit is more clear.
33. Please disclose, following the table in this section, the number of shares granted to each director effective April 28, 2004 in lieu of payment for board services previously provided.

Security Ownership of Certain Beneficial Owners - Page 35
34. The beneficial ownership for RAB Special Situations should not differ between this table and the Selling Security Holders table.
35. Please revise footnote 3 to the table to clarify, if true, that beneficial ownership includes shares of common stock subject to options or warrants that are currently exercisable or will become exercisable within 60 days, instead of after 60 days.

Description of Securities - Page 37
36. Please disclose in an appropriate place the information required by Item 510 of Regulation S-B.

Selling Security Holders - Page 38
37. Tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholders who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
* The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
	Please revise accordingly.
38. Please tell us the price you used in arriving at the number of shares included in this registration statement in connection with the
$500,000 promissory note issued to RAB Special Situations and provide us your analysis supporting such election.
39. Please identify the individuals who beneficially own the shares held by RAB Special Situations and Equitylink.
40. Please tell us your basis for not filing as exhibits the agreements with Mr. Czirr, Equitylink and Mr. Schmitt. Also, please confirm whether the shares issued to the latter two persons were issued in January 2004 or 2005.

Plan of Distribution - Page 40
41. We note your disclosure that transferees of your selling stockholders will become the selling stockholders for purposes of this prospectus. Please revise to clarify that, in the event a transfer as described takes place, you will file a post-effective amendment to the registration statement if the change is material.
42. We note your disclosure that transferees of your selling stockholders will become the selling stockholders for purposes of this prospectus. Please revise to disclose that in the event a transfer as described takes place you will file a Rule 424 prospectus to disclose the change; however, if the change is material, you will file a post-effective amendment to the registration statement.







Financial Statements

Note 3. Summary of Significant Accounting Policies - Page F-10

Revenue Recognition and Accounts Receivable - Page F-11
43. Please revise your current disclose to specifically address the revenue recognition criteria specified in SAB 104. You should expand to discuss how each of the criteria are applied to your sales transactions.
44. We note that "in certain instances shipments made to a retail customer may not transfer risk of ownership at the time of shipment, in which case, the revenue is not recognized until the time risks of ownership transfer." In a supplemental response tell us the significant terms and conditions of such transactions and how you account for these transactions. Cite the authoritative literature upon which you relied.
45. We note on page 20 that you state that a portion of the reduction in revenues is due to increased sales returns for test strips sold with a short-term expiration date. In a supplemental response tell us your revenue recognition policy is it relates to the sale of test strips. If you are unable to estimate sales returns then you should defer revenue recognition until the expiration date. For reference see paragraph 8 of SFAS 48. Please revise your disclosure to discuss your revenue recognition policy as it relates to the sales of test strips.
46. We also note on page 21 that you offer pricing discounts and incentives to certain retailers. In a supplemental response tell us the terms of these discounts and incentives and how you are recognizing the related revenue. Please cite the specific accounting literature that you are relying upon in your response.

Sales Returns Allowance - Page F-12
47. Please tell us your basis for classifying these amounts as an accrued liability as shown in Note 9 on page F-15. Supplementally, provide us with a rollforward of this allowance account on a gross basis showing increases, decreases, and adjustments separately, for all periods presented including interim periods.

Note 9.  Accrued Liabilities - Page F-15
48. Tell us what portion of your accrued sales return balance is for warranties for all periods presented. If significant please revise to provide the warranty disclosures required by paragraph 14(b) of FIN 45.

Note 10. Option and Purchase Agreement - Page F-15
49. In a supplemental response tell us the purpose of the transaction related to the potential purchase of an unused patent. Why did this unrelated third party make a $250,000 payment and not complete the acquisition by the expiration date? In your response tell us the value recorded for the unutilized technology patent.

Note 13. Convertible Debt - Page F-16
50. For each convertible debt issuance please revise to disclose the following:
* Disclose the amount of the debt discount for each of the issuances.
* Disclose the amount of expense related to amortizing the debt discount for each issuance and where that expense is recorded on the income statement.
* Disclose the amount of warrants issued in connection with each issuance and how each issuance was recorded and the amount of expense recorded.
* Disclose the total expense related to the amortization of the debt discount for each year and the amount of expense expected for future years.

September 2003 Issuances - Page F-17
51. In a supplemental response and in detail explain how you recorded and accounted for the debt modification. Provide details of the calculation of the additional $1,488,889 charge related to the beneficial conversion feature.
52. We noted that for fiscal 2004 debt issuances you determined that the fair value of the detachable warrants and beneficial conversion feature equaled the aggregate principal face amount of the debt proceeds received. Supplementally explain how you valued the warrants and beneficial conversion feature.

February 2004 Issuances - Page F-17
53. We note that the $500,000 original issue discount is being amortized to deferred financing costs over the term of the debentures. Tell us how this amount was determined and recorded.





Note 14. Stockholders` Deficit - Page F-19

Common shares issued upon Conversion of Convertible Debt - Page F-
19
54. We note that you indicate that you converted approximately $6 million in notes, including interest, into 76,833,789 shares of common stock. Please revise to provide more details of this transaction as we do not see $6 million in debt ever recorded on your financial statements.

Note 15. Stock Options and Warrants - Page F-20
55. You indicate in your disclosure that you issue stock options to vendors and others for services. Please revise to disclose the amount of options issued to vendors and others and how much expense was recorded related to these options issuances.

Note 17. Commitment and Contingencies - Page F-21

Patent Litigation
56. In a supplemental response tell us the accounting literature that allows you to record an impairment of an intangible as amortization expense.

September 30, 2004 Financial Statements

Note 8. Stockholders` Deficit - Page F-32

Common Shares Issued for Services - Page F-32
57. Please tell us and disclose how you accounted for and measured the common stock issued for services. Cite the accounting literature upon which you relied.

Part II
Recent Sales of Unregistered Securities
58. Please revise to identify the specific exemption from Section
5
of the Securities Act relied upon in connection with each transaction and the specific facts that support the availability of that exemption with respect to each such transaction. Also, revise to identify the person or class of persons to whom you sold the securities.

*          *          *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 824-5266, or Dan
Gordon,
Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,



      Russell Mancuso
							Branch Chief



cc (via fax):  	Steven Weinberger, Esq. (561) 362-9612
??

??

??

??

Christopher Maus
Lifestream Technologies, Inc.
February 8, 2005
Page 1